United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No.______)

                           GenesisIntermedia.com, Inc.
                       ----------------------------------
                                (Name of Issuer)

                                  Common Stock
                                ---------------
                         (Title of Class of Securities)

                                   37184T 106
                                 --------------
                                 (CUSIP Number)

                               Colette R. Johnston
                             Ultimate Holdings, Ltd.
                           13 Parliament St., Hamilton
                                  HM 12 Bermuda
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

     If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No.: 37184T 106                                                     13D
                                                                  Page 2 of 6
-----------------------------------------------------------------------------
(1)      NAME  OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Ultimate Holdings, Ltd., a Bermuda limited company.
-----------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                              (b)
-----------------------------------------------------------------------------
(3)      SEC USE ONLY
-----------------------------------------------------------------------------
(4)      SOURCE OF FUNDS*  WC, BK
-----------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)
-----------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Bermuda
-----------------------------------------------------------------------------
 NUMBER OF                (7)      SOLE VOTING POWER

  SHARES                           411,466
                          ---------------------------------------------------
BENEFICIALLY              (8)      SHARED VOTING POWER

  OWNED BY                         None
                          ---------------------------------------------------
      EACH                (9)     SOLE DISPOSITIVE POWER

 REPORTING                        411,466
                          ---------------------------------------------------
PERSON WITH               (10)    SHARED DISPOSITIVE POWER

                                   None
-----------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         411,466
-----------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
-----------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   7.74%
-----------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*   CO
-----------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.: 37184T 106                                                     13D
                                                                  Page 3 of 6
-----------------------------------------------------------------------------
Item 1.  Security and Issuer.

     This statement on Schedule 13D relates to shares of common stock, $.001 par value per share, of GenesisIntermedia.com, Inc., a Delaware corporation. The Issuer's principal executive offices are located at 5805 Sepulveda Blvd., 4th Floor, Van Nuys, CA 91411.

Item 2.  Identity and Background.

     (a) Name: Ultimate Holdings, Ltd., a Bermuda limited company ("Reporting Person").

     (b)  Address  of  Principal  Office:  13  Parliament  St., Hamilton,  HM 12
          Bermuda.

     (c) Principal Business: Reporting Person's principal business is investing in technology and telecommunication companies.

     (d) During the last five years, neither Reporting Person nor its beneficial owners, directors and/or officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither the Reporting Person, nor its beneficial owners, directors and/or officers, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Considerations.

     (a) Reporting Person purchased shares of the issuer on the open market beginning on February 29, 2000. Reporting Person became a 5% stockholder on April 28, 2000.

     (b) Reporting  Person made the various  purchases  listed in Item 5 of this
Schedule 13D for an aggregate amount of $9,644,750. The source of the funds for these purchases were working capital of Reporting Person as well as loans made in the ordinary course of business by Deutche Bank pursuant to an open-ended line of credit with interest calculated 8.5% per annum.

Item 4.  Purpose of Transaction.

         Reporting Person entered into the Securities Purchase Agreement for investment purposes. Reporting Person purchased shares of the Issuer on the open market for investment purposes.

         Except as set forth herein, Reporting Person does not have any plans or proposals which would result in any transaction described in subparagraph (a) through (j) of Item 4 of Schedule 13D.

CUSIP No.: 37184T 106                                                     13D
                                                                  Page 4 of 6
-----------------------------------------------------------------------------
Item 5.  Interest in Securities of Issuer.

         (a) Reporting Person beneficially owns 411,466 shares of common stock of Issuer, or approximately 7.74% of the outstanding shares of Issuer's common stock. Reporting Person entered into a Securities Purchase Agreement with Issuer dated November 25, 1999, pursuant to which Reporting Person was granted warrants to purchase 700,000 shares of common stock for a loan of $5,000,000. The exercise price of the warrants to purchase common stock is $7.00 per share and has a cashless exercise provision. None of the warrants to purchase shares of common stock are exercisable until after 61-days following notice to the issuer and, pursuant to Rule 13d-3, the shares underlying such warrants have not been included as beneficially owned by Reporting Person in this Schedule 13D. If such warrants were exercisable, Reporting Person would beneficially own 1,111,466 shares, or approximately 18.53% of Issuer. In order to exercise the warrant, following such 61-day notice, Reporting Person must elect and sign the exercise election and return it to the Issuer, and if applicable, Reporting Person must include a cash or check payable to Issuer for the exercise price of the warrant.

     (b) The  Reporting  Person  has sole  power to vote all shares set forth in item 5(a) above.

     (c) The following purchase were made on the Nasdaq open market on the following dates:

                       Shares Purchased/Sold(-)              Date Purchased/Sold           Purchase Price
                     ------------------------------        ------------------------    -----------------------

                                  1,600                          2/24/2000                    $16.50
                                 -1,600                          2/25/2000
                                    500                           3/1/2000                    $21.06
                                  9,200                           3/2/2000                    $19.94
                                 -9,700                           3/3/2000
                                  1,400                           3/6/2000                    $22.16
                                  1,100                           3/7/2000                    $21.89
                                  1,500                           3/8/2000                    $21.42
                                  3,200                           3/9/2000                    $21.38
                                   -200                          3/10/2000
                                   -400                          3/17/2000
                                  2,000                          3/20/2000                    $16.57
                                    200                          3/22/2000                    $16.97
                                    100                          3/24/2000                    $18.57
                                    100                          3/27/2000                    $17.31
                                 -9,000                          3/29/2000
                                 12,300                          3/30/2000                    $17.28
                                 -1,800                           3/31/000
                                  6,700                           4/3/2000                    $17.63
                                 19,800                           4/5/2000                    $15.56
                                 13,800                           4/5/2000                    $16.72
                                 13,100                           4/7/2000                    $16.89
                                 -8,300                           4/6/2000
                                 18,125                          4/11/2000                    $16.66
                                -13,275                          4/11/2000

CUSIP No.: 37184T 106                                                     13D
                                                                  Page 5 of 6
-----------------------------------------------------------------------------

                                 22,675                          4/12/2000                    $14.84
                                  8,000                          4/13/2000                    $18.03
                                 19,898                          4/14/2000                    $17.19
                                 -2,600                          4/14/2000
                                 43,593                          4/17/2000                    $16.83
                                  3,400                          4/18/2000                    $15.81
                                 20,000                          4/25/2000                    $14.88
                                 40,000                          4/27/2000                    $14.71
                                 37,850                          4/28/2000                    $15.74
                                 17,500                           5/1/2000                    $15.09
                                 28,200                           5/4/2000                    $14.95
                                 12,600                           5/8/2000                    $14.84
                                 51,700                           5/9/2000                    $15.95
                                 13,000                          5/10/2000                    $15.94
                                 35,200                          5/10/2000                    $15.31

                     Total:      411,466

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

         Not applicable.

Item 7.  Material to be Filed as Exhibits.

         None.

CUSIP No.: 37184T 106                                                     13D
                                                                  Page 6 of 6
-----------------------------------------------------------------------------

                                   SIGNATURES

After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 19, 2000                         ULTIMATE HOLDINGS, LTD.


                                             By:  /s/ Alison Chadwick
                                                  _________________________
                                                  Name: Alison Chadwick
                                                  Title: Manager